CELSION CORPORATION
997 Lenox Dr., Suite 100
Lawrenceville, New Jersey  08648

September 12, 2012

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549
Attention:  Jeffrey P. Riedler, Assistant Director

Re:	Celsion Corporation -- Form S-3 (File No. 333-183286)

Dear Mr. Riedler:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Celsion Corporation, a Delaware corporation (the “Registrant”), hereby requests that the effective date of the above-captioned registration statement be accelerated so that the registration statement may become effective at 4:30 p.m. eastern time on Friday, September 14, 2012, or as soon thereafter as practicable.  In connection with such request, the Registrant hereby acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please call Gregory Weaver, Senior Vice President and Chief Financial Officer of the Registrant, at (410) 290-5390 or Jennifer DePalma of O’Melveny & Myers LLP at (650) 473-2670.

Sincerely,

/s/ Michael H. Tardugno

Michael H. Tardugno
President and Chief Executive Officer

cc:	Gregory Weaver, Senior Vice President and Chief Financial Officer of Celsion Corporation
Sam Zucker, Esq., O’Melveny & Myers LLP
Jennifer DePalma, Esq., O’Melveny & Myers LLP

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